Exhibit A-1

Aggregate Amount of ScottishPower/PacifiCorp Securities Issued Since October 1, 2002 and Outstanding As of the End of the Reporting Period

Type of Security	GBP	USD
Ordinary Shares, including options and warrants	See Above	See Above
Preferred stock	None	None
Bank debt	None	None
Commercial paper	None	$25,000,000
Bond issues—straight	None	None
Bond issues—convertible	None	None
Guarantees	See Above	See Above
Total		$25,000,000